Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CAESARS ENTERTAINMENT CORPORATION

CAESARS ENTERTAINMENT CORPORATION, a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

I.

The present name of the Corporation is “Caesars Entertainment Corporation”. The Corporation was originally incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware (the “DE Secretary”) on November 2, 1989 under the name “The Promus Companies Incorporated”.

II.

An Amended Certificate of Incorporation of the Corporation was filed with the DE Secretary on January 28, 2008. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the DE Secretary on November 22, 2010 (the “First Amended and Restated Certificate”). A Second Amended and Restated Certificate of Incorporation amending and restating in its entirety the First Amended and Restated Certificate was filed with the DE Secretary on February 8, 2012. Three Amendments to the Second Amended and Restated Certificate of Incorporation were filed with the DE Secretary on October 6, 2017 (the Second Amended and Restated Certificate of Incorporation as amended on October 6, 2017, the “Second Amended and Restated Certificate”).

III.

This certificate of amendment (the “Certificate of Amendment”) to the Second Amended and Restated Certificate herein certified was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IV.	The Second Amended and Restated Certificate is hereby amended by adding a new Article XIII reading in its entirety as follows:

“ARTICLE XIII

RIGHTS PLAN

Section 13.1. Except as provided in Section 13.2, so long as the Icahn Group, together with the Icahn Affiliates, beneficially owns an aggregate Net Long Position of at least 3.0% of the total outstanding Common Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations or similar type events), any Rights Plan adopted by the Board of Directors shall have a triggering “Acquiring Person” beneficial ownership threshold of 20% or higher; provided, that, if at the time the Rights Plan is adopted by the Board of Directors a person or “group” as defined under Section 13(d) of the Exchange Act (such person or group, a “Specified Person”) has a binding written agreement in place with the Corporation specifying that such Specified Person is restricted from acquiring Common Stock that, together with all other Common Stock beneficially owned by such Specified Person at such time, represent an aggregate beneficial ownership percentage of more than 20.0% of the then-outstanding Common Stock (each such aggregate beneficial ownership percentage, a “Specified Threshold”), then the beneficial ownership threshold applicable to such Specified Person shall equal, but not exceed, such Specified Person’s Specified

Threshold. If the Board of Directors adopts a Rights Plan, such Rights Plan will be put to a vote of stockholders within 135 days of the date of adoption of such Rights Plan (the “135th Day Deadline”). If the Corporation fails to hold a stockholder vote on or prior to the 135th Day Deadline, then the Rights Plan shall automatically terminate on the 135th Day Deadline. If a stockholder vote is held on the Rights Plan and it is not approved by the holders of a majority of shares voted, then the Rights Plan shall expire on a date not later than the 135th Day Deadline. The term “beneficial ownership” as used in the Rights Plan shall mean beneficial ownership as such term is defined in Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “Rights Plan” shall mean any plan or arrangement of the sort commonly referred to as a “rights plan” or “stockholder rights plan” or “shareholder rights plan” or “poison pill” that is designed to increase the cost to a potential acquirer of exceeding the applicable ownership thresholds through the issuance of new rights, common stock or preferred stock (or any other security or device that may be issued to stockholders of the Corporation other than ratably to all stockholders of the Corporation) that carry severe redemption provisions, favorable purchase provisions or otherwise, and any related rights agreement that effectuates the Rights Plan.

Section 13.2. The Board of Directors may, with the approval of the Icahn Designees (so long as there are Icahn Designees serving on the Board of Directors), adopt a Rights Plan to protect the Corporation’s net operating losses; provided that (i) at the time of the Board of Directors’ determination, there are aggregate “owner shifts” (as defined in Section 382 of the Internal Revenue Code) of at least thirty (30) percentage points; (ii) an “ownership change” of the Corporation (as defined in Section 382) would significantly reduce the present value of the net operating losses; (iii) the duration of the Rights Plan will be no longer than three years; (iv) the Rights Plan will not apply to the Icahn Group’s or any other shareholders’ then-existing beneficial ownership in the Common Stock, but, for the avoidance of doubt, will apply to the acquisition by the Icahn Group or any such other shareholder of beneficial ownership of any additional shares of Common Stock; and (v) the Board of Directors is not adopting such Rights Plan with the intent to circumvent its obligations under Section 1(e) of the Director Appointment and Nomination Agreement referred to in Section 13.3 or the Corporation’s By-Laws.

Section 13.3. For purposes of this Article XIII, “Icahn Group”, “Icahn Affiliates”, “Icahn Designees” and “Net Long Position” shall have the meanings set forth in that certain Director Appointment and Nomination Agreement, dated as of March 1, 2019, among the Corporation, Mr. Carl Icahn and the other parties thereto, which was filed with the SEC on March 1, 2019, as amended by that certain First Amendment to Director Appointment and Nomination Agreement, dated as of March 28, 2019, among the Corporation, Mr. Carl Icahn and the other parties thereto, which was filed with the SEC on March 29, 2019.”

V.	All other provisions of the Second Amended and Restated Certificate shall remain in full force and effect.

VI.	This Certificate of Amendment shall become effective on July 2, 2019, at 11:59 p.m., Eastern Time.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Second Amended and Restated Certificate to be signed by its duly authorized officer on this 2nd day of July, 2019.

CAESARS ENTERTAINMENT CORPORATION

By:	/s/ Michelle Bushore
Name: Michelle Bushore
Title: Corporate Secretary

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